UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2015

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

ABSTRACT OF RELEVANT PART OF EDENOR S.A’S BOARD OF DIRECTORS´ MEETING MINUTES No. 396

MINUTES No. 396: In the City of Buenos Aires, on May 8, 2015, at 10:30 am, the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”), to wit: Ricardo Torres, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Juan Cuattromo, Eduardo Endeiza, Eduardo Setti and Santiago Durán Cassiet held a meeting at Av. del Libertador 6363, 11th floor, City of Buenos Aires. Mr. José Daniel Abelovich, Mr. Damián Burgio and Mr. Walter Pardi attended the meeting, representing the Supervisory Committee. Furthermore, alternate Directors Mariano Batistella and Leandro Montero attended the meeting and joined the discussion at the Meeting and Mr. Andrés Suárez, partner in PwC, also attended the meeting in his capacity as independent auditor of the Company. The Meeting was chaired by the Chairman, Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors FIRST ITEM of the Agenda duly informed: […] Thereafter, the NINTH ITEM of the Agenda was submitted to consideration: 9°) Consideration of the interim Financial Statements as of March 31, 2015. The Chairman informed that the Meeting should consider the Financial Statements and other documents for the three-month period ended March 31, 2015, and stated all attendees were aware of all such documents as they were handed over to them in advance to the Meeting.  Accordingly, the Chairman moved to avoid reading those documents, which motion was unanimously approved. Thereafter, the Chairman moved all Directors to consider the Interim Condensed Financial Statements as of March 31, 2015, and for the three-month periods ended March 31, 2015 and 2014, including General Balance Sheet, Statement of Comprehensive Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, supplemental documents, Informative Report, information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, reports of the Certifying Accountant and the Supervisory Committee, all for the period ended March 31, 2015. The Chairman moved all attendees to approve all documents submitted for consideration. After discussing and voting on the motion, the Board of Directors, with unanimous eligible votes and with Directors Cuattromo’s, Endeiza’s, Setti’s and Duran Cassiet’s vote abstentions as they did not share certain concepts contained in the report, RESOLVED TO: (i) Approve all documents submitted for consideration in that Item of the Agenda; (ii) Take note of the reports attached to the Financial Statements approved; and (iii) Authorize either the Chairman or Vice-Chairman to sign the Financial Statements for the period ended March 31, 2015. Thereafter, the TENTH ITEM of the Agenda was submitted to consideration: […] There being no further issues to transact, the meeting was adjourned at 12:00 am by the Chairman.-

Undersigning Directors: Ricardo Torres, Pablo Díaz, Eduardo Llanos, Maximiliano Fernández, Leandro Montero, Mariano Batistella, Juan Cuattromo, Eduardo Endeiza, Eduardo Setti, Santiago Durán Cassiet, José Daniel Abelovich, Walter Pardi and Damián Burgio.

Ricardo Torres

EDENOR S.A.

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 14, 2015